Exhibit 2.1

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a summary of the material terms of the securities of VivoPower PLC (“VivoPower”, the “Company”, “we”, “us” or “our”) registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and of certain provisions of our Articles of Association (the “Articles”) and the Companies Act 2006 (the “Companies Act”). The Company was incorporated in England and Wales on February 1, 2016 under company number 09978410 and changed its name from VivoPower International PLC to VivoPower PLC on March 16, 2026. The Articles were adopted with effect from January 30, 2026 and are incorporated by reference as Exhibit 1.1 to our Annual Report on Form 20-F for the year ended June 30, 2026. This summary is not complete and is qualified in its entirety by reference to the Articles and the Companies Act.

Registered securities

Title of each class	Trading symbol	Name of exchange on which registered
Class A Ordinary Shares, nominal value US$0.12 each	VIVO	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Our Articles refer to these shares as “A Ordinary Shares”. In this exhibit, as in our Annual Report, we refer to them as “Class A Ordinary Shares”.

Share capital

Our Articles provide for four classes of shares: A Ordinary Shares, B Ordinary Shares, Preference Shares and Deferred Shares. Only the Class A Ordinary Shares are registered under Section 12 of the Exchange Act. As of June 30, 2026, 30,724,084 Class A Ordinary Shares were in issue.

No B Ordinary Shares are in issue and none has ever been issued. No shares have been redesignated as B Ordinary Shares. All of our issued ordinary shares are Class A Ordinary Shares.

As of June 30, 2026, 296,507 Series 1 Convertible Preference Shares were in issue.

Class A Ordinary Shares

Voting rights. Each Class A Ordinary Share carries the right to attend, speak and vote at all general meetings of the Company and carries one vote (Article 64). On a show of hands, every member present in person has one vote, as does every duly appointed proxy and every duly authorized corporate representative. On a poll, every member present in person or by duly appointed proxy or corporate representative has one vote for every share held (Article 66). For so long as any shares are held in a settlement system operated by DTC, resolutions put to a general meeting must be decided on a poll (Article 58(1)). The board of directors may fix a voting record date that is not more than 60 nor less than 10 days before the meeting (Article 67).

Dividends. The Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend may exceed the amount recommended by the directors (Article 112). The directors may pay interim dividends if justified by the profits available for distribution (Article 113). Except as otherwise provided by the Articles or the rights attached to shares, dividends are declared and paid according to the amounts paid up on the shares (Article 114). The directors may determine, and a general meeting may on their recommendation direct, that a dividend be satisfied wholly or partly by the distribution of specific assets (Article 115). Any dividend that has remained unclaimed for 12 years from the date it became due for payment is forfeited, unless the directors decide otherwise, and ceases to be owing by the Company (Article 119). The Preference Shares rank ahead of the Class A Ordinary Shares as to dividends, as described below. No interim dividend may be paid on the Class A Ordinary Shares while any preferential dividend is in arrear (Article 113).

Return of capital and winding up. On a return of capital on liquidation, reduction of capital or otherwise (other than a redemption or purchase of shares), the holders of Preference Shares are entitled to priority over all other classes of shares, as described below. If the Company is wound up, the liquidator may, with the sanction of a special resolution and any other sanction required by law, divide among the members in specie the whole or any part of the assets of the Company and may value any assets and determine how the division is to be carried out as between the members or different classes of members. No member is compelled to accept any assets upon which there is a liability (Article 141).

Variation of rights. If the capital of the Company is divided into different classes of shares, the rights attached to any class may be varied in the manner, if any, provided by those rights or, in the absence of such provision, with the written consent of the holders of three-quarters in nominal value of the issued shares of that class (excluding treasury shares) or with the sanction of a special resolution passed at a separate meeting of the holders of that class. The quorum at a separate class meeting, other than an adjourned meeting, is two persons together holding or representing by proxy at least one-third in nominal value of the issued shares of the class and, at an adjourned meeting, one person holding shares of the class or his proxy (Article 10). Unless otherwise expressly provided by the rights attached to a class of shares, those rights are not deemed to be varied by the purchase by the Company of its own shares, by the issue of new Preference Shares having preferential rights to existing Preference Shares or other classes of shares, or by the exercise of any right attaching to Preference Shares, including any conversion, reclassification, redesignation or redenomination (Article 11).

Alteration of capital. The Company may by ordinary resolution consolidate and divide all or any of its share capital into shares of larger amount, and sub-divide its shares into shares of smaller amount (Article 41).

Transfer of shares. A share in certificated form may be transferred by an instrument of transfer in any usual form or any other form the directors approve (Article 28). Title to shares held in uncertificated form may be transferred by means of the relevant system (Article 29). The directors may refuse to register the transfer of a share in certificated form that is not fully paid and, whether or not fully paid, a transfer that is not in respect of only one class of share or is in favor of more than four transferees, and may refuse to register a transfer of an uncertificated share to a person who is to hold it in certificated form where permitted by applicable regulations. If the directors refuse to register a transfer, they must send the transferee notice of the refusal with reasons within two months (Articles 30 and 31).

Disclosure of interests. If a member, or any other person appearing to be interested in shares held by that member, has been given a notice under section 793 of the Companies Act and fails to give the information required within 14 days, then, unless the directors otherwise determine, the member is not entitled in respect of the default shares to attend or vote at any general meeting or class meeting or on any poll. Where the default shares represent at least 0.25 per cent of their class, any dividend payable on them is withheld without interest and the registration of transfers of certificated default shares is restricted (Article 39).

Depositary interests. The directors may approve arrangements for the evidencing of title to and transfer of depositary interests in shares, which must, so far as practicable, give depositary interest holders rights equivalent to those of members. These provisions do not apply to depositary interests held in a settlement system operated by The Depository Trust Company (Article 169).

B Ordinary Shares (authorized; none in issue)

Our Articles authorize B Ordinary Shares, which carry the right to attend, speak and vote at all general meetings and carry twenty votes per B Ordinary Share (Article 65). If a shareholder transfers B Ordinary Shares without the consent of the directors, those shares automatically convert into A Ordinary Shares on a one for one basis and rank pari passu with the existing A Ordinary Shares (Article 32). No B Ordinary Shares are in issue, none has ever been issued and no shares have been redesignated as B Ordinary Shares. Accordingly, no person holds any B Ordinary Shares and the dual-class voting provisions of the Articles have not been exercised.

Preference Shares (not registered under Section 12)

The Preference Shares are not registered under Section 12 of the Exchange Act. This description is included because the rights of the Preference Shares rank ahead of, and may affect, the rights of holders of Class A Ordinary Shares. Under Article 142 the board may, by resolution, allot and issue Preference Shares with such income, capital, voting, redemption and conversion rights as it decides at the time of allotment. Unless otherwise determined by the board at allotment, the Preference Shares carry the following rights (Article 143):

●	Income. A fixed cumulative preferential dividend at the annual rate of 6 per cent of the nominal value of each Preference Share, or such other rate as the board sets at allotment, accruing daily. The dividend is paid in kind by the issue of further Preference Shares on the date 30 days after the Company’s financial year end each year, or such other date as the board sets, unless the board elects to pay in cash where the Company has sufficient distributable profits (Articles 144 to 146).
●	Capital. On a return of capital on liquidation, reduction of capital or otherwise (other than a redemption or purchase of shares), priority over any return of capital on any other class of shares to repayment of the amount paid up or credited as paid up, together with any arrears and accruals of the preferential dividend. If the amounts available are insufficient, holders share ratably (Article 147).
●	Voting. Holders are not entitled, in that capacity, to receive notice of, attend or vote at any general meeting or to vote on any written resolution (Article 148).
●	Redemption. If allotted on redeemable terms, the Preference Shares are redeemed out of distributable profits or other lawfully available monies on a Maturity Date set by the board at allotment or, if none is set, 18 calendar months after allotment, for an amount equal to the nominal value plus accrued and unpaid preferential dividend (Articles 149 to 157).
●	Conversion. If allotted on convertible terms, the Preference Shares may be converted into A Ordinary Shares at a Relevant Conversion Price set by the board at allotment, expressed as a price per A Ordinary Share at which the nominal value plus any accrued but unpaid interest (being the accrued preferential dividend) may be converted. Conversion may be effected by redesignation into part A Ordinary Shares and part Deferred Shares at the Conversion Ratio, or by redemption with the proceeds applied to pay up new A Ordinary Shares. A holder may elect to convert by notice given before the Maturity Date. The Conversion Ratio or Conversion Price is adjusted by the board on a Reorganization so that holders are in no better or worse position (Articles 158 to 163).

●	Series 1 Convertible Preference Shares. During the fiscal year ended June 30, 2026, the board allotted Series 1 Convertible Preference Shares (“CPS”) under Article 142 on the following terms: nominal value and issue price of US$100 per CPS; a fixed cumulative preferential dividend of 6 per cent per annum on the nominal value, accruing daily and payable in kind by the issue of further CPS; convertible at the holder’s election into Class A Ordinary Shares at a Relevant Conversion Price of US$6.80 per Class A Ordinary Share. The CPS carry no right to vote at general meetings. As of June 30, 2026, 296,507 CPS were in issue. On conversion at US$6.80, the 296,507 CPS would convert into approximately 4,360,397 Class A Ordinary Shares, excluding accrued dividends. The CPS are not listed on any exchange and are recorded on the Company’s register of members. Certain CPS holders also hold contingent cashless reset warrants, which are separate instruments and are not part of the CPS terms.

Deferred Shares

Deferred Shares may arise on a conversion or redesignation of Class A Ordinary Shares and Preference Shares. Holders of Deferred Shares are not entitled to receive dividends (Article 116(6)). On a return of capital, Deferred Shares are entitled to a total of one penny in aggregate for the entire class after the Equity Shares have received their entitlements (Article 167). The Company may purchase all Deferred Shares in issue for one penny in aggregate without the sanction of the holders (Article 164), and no Deferred Share may be transferred without the prior consent of the board (Article 166). Deferred Shares do not entitle the holders to receive notice of, attend, speak or vote at any general meeting (Article 54(4)).

General meetings

An annual general meeting and all other general meetings must be called by at least the minimum period of notice prescribed or permitted under the Companies Act. The notice must specify the place, date and time of the meeting and the general nature of the business to be transacted (Article 43). A general meeting may be called by a majority of the directors, the chairman of the board or the chief executive officer, and, if there are no directors, by any member (Article 42). At any special general meeting, only matters set forth in the notice may be considered, and nominations of persons for election to the board and member proposals of other business may not be brought before a special general meeting (Article 45). The quorum for a general meeting is two persons entitled to vote on the business to be transacted, each being a member, a proxy for a member or a duly authorized representative of a corporation that is a member (Article 46). If a quorum is not present within half an hour of the time appointed, the meeting stands adjourned (Article 47). Directors may attend and speak at general meetings whether or not they are members (Article 52), and the directors may make arrangements for attendance and participation by electronic means (Article 53).

Directors

The number of directors, disregarding alternate directors, is not subject to any maximum unless determined by a majority of the directors, but may not be less than two (Article 80). The directors are divided into three classes, designated Class A, Class B and Class C, with the number in each class as nearly equal as possible. Directors are elected for terms expiring at the third succeeding annual general meeting after their election, so that one class stands for election at each annual general meeting (Article 84). These director classes are separate from, and unrelated to, the classes of shares. No person other than a retiring director may be appointed or reappointed at a general meeting unless recommended by the directors or proposed by notice from a member qualified to vote, given not less than 14 nor more than 35 days before the meeting (Article 81). The directors may appoint a person as a director to fill a vacancy or as an additional director, and vacancies on the board may be filled by a majority of the remaining directors, even if less than a quorum (Articles 83 and 84). Article 87 sets out the circumstances in which a person ceases to be a director.

Indemnification of directors

Subject to the Companies Act, the Company may indemnify to any extent any person who is or was a director of the Company or of an associated company against any loss or liability in relation to the Company or any associated company, including by funding expenditure, and may purchase and maintain insurance for such persons. The Articles do not authorize any indemnity that is prohibited or rendered void by the Companies Act or other law (Article 168).

Allotment of shares and pre-emption rights

Our Articles do not limit the number of Class A Ordinary Shares that may be issued. The authority of the directors to allot shares is limited to the extent authorized by shareholders under section 551 of the Companies Act. On January 30, 2026, our shareholders authorized the directors to allot shares and grant rights to subscribe for, or convert any security into, shares up to an aggregate nominal amount of US$116,400,000 (equivalent to 970,000,000 Class A Ordinary Shares at their nominal value of US$0.12 each), which authority expires on January 30, 2031, unless renewed, varied or revoked. Under the Companies Act, shareholders have statutory pre-emption rights on certain allotments of equity securities for cash. On January 30, 2026, our shareholders disapplied those rights by special resolution in respect of allotments made under that authority.

Listing

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “VIVO”.